Exhibit 99.1

Canaan Announces Change of Auditor

BEIJING, September 13, 2021 /PRNewswire/ — Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced that it has dismissed PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as the Company’s independent auditor on September 9, 2021 and has approved the appointment of KPMG Huazhen LLP (“KPMG”) as the independent auditor of the Company, effective September 13, 2021.

The change of the Company’s independent auditor was made after careful consideration and evaluation process and was approved by the Audit Committee and the Board of Directors of the Company.

The reports of PwC on the Company’s consolidated financial statements as of and for the years ended December 31, 2020 and 2019 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principle. During the two most recent fiscal years ended December 31, 2020, and through the subsequent interim period through September 9, 2021, there were (i) no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to PwC’s satisfaction, would have caused PwC to make reference thereto in their report on the financial statements for such year, and (ii) no “reportable events” (as defined set forth in Item 16F (a)(1)(v) of Form 20-F) other than the material weaknesses reported by management in Item 15 of the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 21, 2021.

During the Company’s two most recent fiscal years ended December 31, 2020 and the subsequent interim period through September 9, 2021, neither the Company nor anyone acting on its behalf consulted with KPMG regarding any of the matters described in Item 16F(a)(2)(i) and (ii) of Form 20-F.

About Canaan Inc.

Established in 2013, Canaan (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production and software services. The Company’s vision is “super computing is what we do, social enrichment is why we do.” Canaan has a rich experience in chip design and streamlined production in the ASIC field. In 2013, it released and mass produced its first ASIC Bitcoin mining machine. In 2018, Canaan released the world’s first 7nm ASIC chip, providing energy efficient computing equipment to the cryptocurrency mining industry. In the same year, Canaan released the world’s first RISC-V architecture commercial edge AI chip, further harnessing the potential of ASIC technology in the field of high-performance computing and artificial intelligence.

Safe Harbor Statement

This announcement contains forward–looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward–looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward–looking statements. Canaan Inc. may also make written or oral forward–looking statements in its periodic reports to the Commission on Forms 20–F and 6–K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward–looking statements. Forward–looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward–looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining equipment; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the Commission, including its registration statement on Form F–1, as amended, and its annual reports on Form 20–F. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward–looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.

Mr. Shaoke Li

Email: IR@canaan-creative.com

ICR Inc.

Robin Yang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com